                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                          MICRO GENERAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.05 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 594838-10-4
                        ------------------------------
                                (CUSIP Number)


                                Carl A. Strunk
                      Fidelity National Financial, Inc.
 17911 Von Karman Ave., Suite 500, Irvine, California 92714   (714) 622-5000
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 14, 1995
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                 SCHEDULE 13D

CUSIP NO. 594838-10-4                                        Page 2 of 9 Pages
          -----------                                             -    -

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fidelity National Financial, Inc., a Delaware corporation
         86-0498599

------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]

------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS

         WC
------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]


------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           681,216
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             Inapplicable
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            681,216
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   Inapplicable

------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         681,216

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

         Inapplicable
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.96165%

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
      HC/CO

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is common stock, $.05 par value (the "Shares"), and the name and address of the principal executive offices of the issuer of such shares is Micro
General Corporation, 1740 Wilshire Avenue, Santa Ana, California 92705 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). Fidelity is located as 17911 Von Karman Avenue, Suite 500, Irvine, California 92714. Additional information respecting Fidelity is set forth on Schedule A attached hereto and incorporated herein by this reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds used for the purchase of Shares covered by this Schedule 13D was $205,000.00 plus commissions and fees of $3,087.65. The source of funds for the purchases disclosed herein was Fidelity's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Fidelity has made the purchases described in Item 5 hereof for purposes of investment because it regards the Shares as an attractive investment at the prices prevailing to date.

         Except as set forth above, Fidelity does not have any specific plans or proposals that relate to or would result in any of the actions specified in
Item 4 of Schedule 13D but retains the right to take all such actions as may be deemed appropriate to protect its investment in the Company. Subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, Fidelity may determine to increase, decrease or entirely dispose of its holdings of the Company, purchase by private purchase, in the open market, by tender offer or otherwise additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, exchange of securities, assets acquisition, tender offer or in privately negotiated transactions on such terms and at such times as it may consider desirable.

ITEM 5.  INTEREST IN SECURITIES

         As of September 30, 1995, the Company had issued and outstanding 1,948,166 shares (according to Form 10-Q filed with the Securities and Exchange Commission on or about November 14, 1995). All percantages contained in this
Schedule 13D are based on that number of issued and outstanding Shares.

         As of this Schedule 13D, Fidelity owns 681,216 Shares which is 34.96165% of the Shares. Fidelity has the sole power to vote and dispose of these Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 1995                     FIDELITY NATIONAL FINANCIAL, INC.,
                                             a Delaware corporation


                                             By: /s/ CARL A. STRUNK
                                                 -----------------------------
                                                 Carl A. Strunk
                                                 Executive Vice President and
                                                 General Counsel

                                  SCHEDULE A

                      FIDELITY NATIONAL FINANCIAL, INC.

        The directors and executive officers(1) of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity National"); their present principal occupations or employments (including the name, principal business and address of any such employer); their citizenship and their business or residence addresses are as follows:

                                  DIRECTORS


William P. Foley, II
Chairman of the Board,
Chief Executive Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

Frank P. Willey
President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

William A. Imparato
General Partner
Park West Development Company(2)
1515 East Missouri, Bldg. A
Phoenix, AZ 85014

Daniel D. (Ron) Lane
Chairman
Lane/Kuhn Pacific(3)
14 Corporate Plaza
Newport Beach, CA 92660

----------

        (1) All directors and executive officers listed on Schedule A are citizens of the United States of America.

        (2) Park West Development Company's principal business is real estate development.

        (3)  Lane/Kuhn Pacific's principal business is real estate development.

J. Thomas Talbot
Owner
The Talbot Company(4)
500 Newport Center Drive, Suite 900
Newport Beach, CA 92660

Cary H. Thompson
Managing Director
NatWest Markets(5)
350 S. Grand Avenue, Suite 3900
Los Angeles, CA 90071

Stephen C. Mahood
Stephen C. Mahood Investments(6)
500 Crescent Court, Suite 270
Dallas, TX 75201

Donald M. Koll
Koll Company(7)
4343 Von Karman Avenue
Newport Beach, CA 92660

-----------

        (4)  The Talbot Company's principal business is real estate development.

        (5)  NatWest Markets' principal business is investment banking.

        (6) Stephen C. Mahood Investments is an investment company.

        (7) Koll Company's principal business is real estate development.

                              EXECUTIVE OFFICERS


William P. Foley, II
Chairman of the Board,
 and Chief Executive Officer of
 Fidelity National. See "Directors," above.

Frank P. Willey
President of Fidelity
 National. See "Directors," above.

Andrew F. Puzder
Executive Vice President,
 General Counsel and
 Assistant Secretary
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

Patrick F. Stone
Executive Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

Carl A. Strunk
Executive Vice President, Chief
 Financial Officer and Treasurer
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Raymond R. Quirk
Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

M'Liss Jones Kane
Senior Vice President,
 Corporate Counsel and
 Corporate Secretary of
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714

Gary R. Nelson
Vice President
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, CA 92714


        During the last five (5) years, neither Fidelity National nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                                  SCHEDULE B

                         DESCRIPTION OF TRANSACTIONS


        The following transactions were effected by Fidelity National Financial, Inc., a Delaware corporation:

      DATE OF         DATE TRANSACTION
      TRANSACTION     CLOSED                 QUANTITY          PRICE
      -----------     ----------------       --------          -----
       11/14/95           11/17/95             77,000          $2.00
       11/21/95           11/27/95             13,000          $2.00
       11/30/95           12/05/95             12,500          $2.00
                                              -------
                                              102,500

                                                                APPENDIX A

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No.       )*
                                          ------


                          MICRO GENERAL CORPORATION
-------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.05 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 594838-10-4
                        ------------------------------
                                (CUSIP Number)


                             Frank P. Willey, Esq.
                       Fidelity National Financial, Inc.
 2100 S.E. Main Street, Suite 400, Irvine, California 92714   (714) 852-9770
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                June 17, 1994
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 594838-10-4                                        Page 2 of 9 Pages
          -----------                                             -    -

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FIDELITY NATIONAL FINANCIAL, INC., A DELAWARE GROUP

------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]
         Inapplicable
------------------------------------------------------------------------------
3  SEC USE ONLY

------------------------------------------------------------------------------
4  SOURCE OF FUNDS

         WC

------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]
         Inapplicable
------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

------------------------------------------------------------------------------
 NUMBER OF     7  SOLE VOTING POWER
  SHARES           578,716
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY      8  SHARED VOTING POWER
  EACH             Inapplicable
 REPORTING     ---------------------------------------------------------------
  PERSON       9  SOLE DISPOSITIVE POWER
   WITH            578,716
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                   Inapplicable

------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         578,716

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
         Inapplicable
------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         30.7%

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         HC/CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is common stock, $.05 par value (the "Shares"), and the name and address of the principal executive offices of the issuer of such Shares is Micro
General Corporation, 1740 Wilshire Avenue, Santa Ana, California 92705 (the "Company").

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). Fidelity is located as 2100 South East Main Street, Suite 400, Irvine, California 92714. Additional information respecting Fidelity is set forth on Schedule A attached hereto and incorporated herein by this reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate amount of funds for the Shares covered by this Schedule 13D is $868,077.00. The source of funds for the purchases disclosed herein was Fidelity's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION

         Fidelity has made the purchases described in Item 5 hereof for purposes of investment because it regards the Shares as an attractive investment at the prices prevailing to date. Concurrent with the acquisition of the Shares, two existing directors tendered their resignations and two individuals designated by Fidelity, William P. Foley, II and Carl A. Strunk, have been appointed directors of the Company. In the future Fidelity may seek to have certain of its current or future affiliates enter into mutually beneficial working relationships with the Company.

        Fidelity is analyzing the Company and its business and will seek to maintain its current representation on the Company's board of directors at its next annual shareholders meeting. Except as set forth above, Fidelity does not have any specific plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D but retains the right to take all such actions as may be deemed appropriate to protect its investment in the Company. Subject to a continuing review of the business prospects of the Company and depending on market conditions, economic conditions and other relevant factors, Fidelity may determine to increase, decrease or entirely dispose of its holdings of the Company, purchase by private purchase, in the open market, by tender offer or otherwise additional equity securities of the Company for investment, or acquire or seek to acquire control of the Company by merger, exchange of securities, assets acquisition, tender offer or in privately negotiated transactions on such terms and at such times as it may consider desirable.

ITEM 5.  INTEREST IN SECURITIES

         As of March 31, 1994, the Company had issued and outstanding 1,882,240 Shares (according to Form 10-Q filed with the Securities and Exchange Commission on or about March 31, 1994). All percentages contained in this
Schedule 13D are based on that number of issued and outstanding Shares.

         As of this Schedule 13D, Fidelity owns 578,716 Shares which is 30.7% of the Shares. Fidelity has the sole power to vote and dispose of these Shares. A description of transactions effected by Fidelity during the last sixty days with respect to the Shares is set forth in Schedule B attached hereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         In connection with Fidelity's purchase of the Shares it received from the seller's assignments of rights to require the Company to register such Shares under the Securities Act of 1933.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 23, 1994                        FIDELITY NATIONAL FINANCIAL, INC.,
                                             a Delaware corporation


                                             By:   /s/ FRANK P. WILLEY
                                                 -----------------------------
                                                 Frank P. Willey
                                                 Executive Vice President and
                                                 General Counsel

                                  SCHEDULE A

                      FIDELITY NATIONAL FINANCIAL, INC.

        The directors and executive officers(1) of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity National"); their present principal occupations or employments (including the name, principal business and address of any such employer); their citizenship and their business or residence addresses are as follows:

                                  DIRECTORS


William P. Foley, II
Chairman of the Board, President
 and Chief Executive Officer
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Frank P. Willey
Executive Vice President and
 General Counsel
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

William A. Imparato
General Partner
Park West Development Company(2)
1500 E. Bethany Home Road
Phoenix, AZ 85014

Stephen C. Mahood(3)
Stephen C. Mahood Investments
500 Crescent Court, Suite 270
Dallas, TX 75201

----------

        (1) All directors and executive officers listed on Schedule A are citizens of the United States of America.

        (2) Park West Development Company's principal business is real estate development.

        (3)  Stephen C. Mahood Investments is an investment company.

Daniel D. (Ron) Lane
Chairman
Lane/Kuhn Pacific(4)
14 Corporate Plaza
Newport Beach, CA 92660

J. Thomas Talbot
Owner
The Talbot Company(5)
500 Newport Center Drive, Suite 900
Newport Beach, CA 92660

Samuel A. McCullough
Chairman of the Board and
 Chief Executive Officer
Meridian Bancorp, Inc.(6)
35 North 6th Street, Mezzanine
Reading, PA 19601

Cary H. Thompson
Managing Director
NatWest Markets(7)
400 S. Hope Street, Suite 1000
Los Angeles, CA 90071-2891

-----------

        (4)  Lane/Kuhn Pacific's principal business is real estate development.

        (5) The Talbot Company's principal business is real estate investment and development.

        (6)  Meridian Bancorp, Inc. is a bank holding company.

        (7)  NatWest Markets' principal business is investment banking.

                              EXECUTIVE OFFICERS


William P. Foley, II
Chairman of the Board, President
 and Chief Executive Officer of
 Fidelity National. See "Directors," above.

Frank P. Willey
Executive Vice President and
 General Counsel of Fidelity
 National. See "Directors," above.

Carl A. Strunk
Executive Vice President, Chief
 Financial Officer and Treasurer
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

A. Ennis Dale
Senior Vice President and
 Corporate Counsel
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Cynthia J. Hunt
Vice President and Secretary
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Jo Etta Bandy
Vice President, Investor Relations
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Laurence E. Calinda
Vice President
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714

Raymond R. Quirk
Vice President
Fidelity National Financial, Inc.
2100 S.E. Main Street, Suite 400
Irvine, CA 92714


        During the last five (5) years, neither Fidelity National nor any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                                  SCHEDULE B

                         DESCRIPTION OF TRANSACTIONS


        The following transactions were effected by Fidelity National Financial, Inc., a Delaware corporation during the last sixty days with respect to the Shares:

                     DATE        QUANTITY          PRICE
                   --------      --------          -----
                   06/17/94*      377,465          $1.50
                   06/17/94*      201,251          $1.50

*  Privately negotiated purchase directly from shareholders.